Filed by USX Corporation
                           Pursuant to Rule 425 under the Securities Act of 1933
                                        And deemed filed pursuant to Rule 14a-12
                                          Of the Securities Exchange Act of 1934
                                               Subject Company:  USX Corporation
                                                      Commission File No. 1-5153

[Slide 1] - Industry Outlook

[Slide 2] - Domestic Steel Prices at 20-Year Lows
Hot Roll Price Trend
21 Year Averaged $340/Ton
2nd Quarter 2001 Averaged $230/Ton
Difference of $110/Ton
Source: Purchasing Magazine

[Slide 3] - Domestic Steel Prices at 20-Year Lows
Cold Roll Price Trend
20 Year Averaged $447/Ton
2nd Quarter 2001 Averaged $333/Ton
Difference of $114/Ton
Source: Purchasing Magazine

[Slide 4] - Domestic Steel Prices at 20-Year Lows
Hot Dipped Galvanized Price Trend
20 Year Averaged $550/Ton
2nd Quarter 2001 Averaged $343/Ton
Difference of $207/Ton
Source: Purchasing Magazine

[Slide 5] - The Outlook for Steel Sector is Improving
-    Improving Capacity Outlook
-    Declining Inventory Levels
-    Reduced Import Levels
-    Government Trade Initiatives
-    Continued Fed Action and Outlook for an Improving Domestic Economy

[Slide 6] - Key Performance Indicators - Sensitivity Analysis
Key Domestic Performance Indicators               Estimated Impact on EBITDA
$10/ton increase in steel price                        $140 mm
100,000 tons changed in volume (Domestic only)         $10 mm
$1/mmbtu decrease in natural gas price (Domestic only) $50 mm

[Slide 7] - Improving Domestic Capacity Outlook
-    Industry Capital Expenditures are below depreciation in 2001
-    Industry Capacity Reductions of 6.5% announced - LTV, Trico, Gulf States
-    No Recent Announcements of Greenfield Capacity

[Slide 8] - Government Trade Initiatives - On June 5, 2001 the Bush Administration announced a three part program to address steel imports
- Negotiations with foreign governments to eliminate inefficient excess production
- Negotiations with foreign governments to establish rules that will govern future trade
-    Investigation by the ITC under Section 201 of the Trade Act of 1974
We believe this action could lead to a reduction in imports, which would benefit steel prices.

[Slide 9] - Investment Highlights
- Largest N. American Integrated Steel Producer, eleventh largest global player
- Diversified Value-Added Product Mix Serving a Broad Range of end markets - a critical link in the N. American Steel Supply Chain
- Positioned to generate significant cash flow from improving current domestic supply side conditions and improving steel prices
-    Significant asset value with numerous monetization opportunities
-    Strong liquidity position
- Focused on improving leverage - committed to regaining investment grade ratings

[Slide 10] - U. S. Steel Competitive Strengths
-    Strong Balance Sheet
-    Fully-funded pension plan
-    Significantly funded VEBA
-    Significant leverage to steel price recovery
-    Broad Product Line
-    Sales to all three Major Auto Companies
-    Raw Materials Business
-    Tubular Business
-    U. S. Steel Kosice
-    U. S. Steel Reputation

[Slide 11] - United States Steel - Thomas J. Usher